July 13, 2018

David Moss
Chief Financial Officer
INmune Bio Inc.
1224 Prospect Street, Suite 150
La Jolla, CA 92037

       Re: INmune Bio Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted June 13, 2018
           CIK No. 0001711754

Dear Mr. Moss:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
March 3, 2018 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1

Use of Proceeds, page 33

1. We note your disclosure that the company anticipates that the existing cash on hand plus the expected research and development cash credits from the UK and Australian trials and net proceeds from the minimum offering amount will be enough to complete the
       INKmune Phase I/II trial in women with ovarian cancer and the Phase I trial using INB03 in ovarian cancer patients. Please revise to disclose which clinical trials you expect to
 David Moss
FirstName LastNameDavid Moss
INmune Bio Inc.
Comapany NameINmune Bio Inc.
July 13, 2018
July 13, 2018 Page 2
Page 2
FirstName LastName
         be able to complete if you are able to sell the maximum number of shares you intend to offer.
Dilution, page 35

2. Please revise the net tangible book value as of March 31, 2018 of $18,633,228 as the intangible asset should not be included in this amount. Also revise the net tangible book value per share of $2.14 as it should agree to the amount disclosed on page 36 of $0.24.
Business, page 37

3. We note your response to our prior comment 8 and reissue. Please expand the disclosure in this section to discuss your human umbilical cord derived mesenchymal stem/stromal cells manufacturing business and provide the disclosure required by
Item 101(h)(4) of
         Regulation S-K.
INKmune Competition, page 42

4. We note your disclosure in this section that INB03 will be a "first-in-class" therapy. The term "first-in-class" suggests that the product candidate is effective and likely to be approved. Please delete this reference. If your intention is to convey your belief that your product candidate has a novel technology or approach and/or is further along in the development process, you may discuss how your technology differs from technology used by competitors and that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that your product candidate has been proven effective or that it will receive regulatory approval. Similarly revise your disclosure throughout your filing describing your planned clinical trial as a
         "first-in-man" trial since you have not yet submitted an IND, which then must be approved before you can initiate your clinical trial.
Intellectual Property, page 44

5. We note your response to our prior comment 11. We note that you list TBD or N/A for certain patent applications. If these two terms are intended to have the same meaning, please revise for consistency. Otherwise, please explain why you use TBD for certain applications and N/A for others. Please also explain in this section what jurisdictions are covered by PCT-GLOBAL.
6. We note your response to our prior comment 13. Please revise your disclosure, if correct, to clarify that the royalty rate that you have agreed to pay Xencor is based on net sales of licensed products. Please also file the license agreement and voting agreement with
         Xencor as exhibits to the registration statement or tell us why you believe that you are not required to file such agreements pursuant to Item 601(b)(10) of Regulation S-K.
 David Moss
FirstName LastNameDavid Moss
INmune Bio Inc.
Comapany NameINmune Bio Inc.
July 13, 2018
July 13, 2018 Page 3
Page 3
FirstName LastName
Immune Ventures, LLC License Agreement, page 46

7. We note your response to our prior comment 12 and reissue in part. Please disclose the duration of this license agreement, the royalty term and the termination provisions.
INKmune Manufacturing, page 48

8. We note your response to our prior comment 35 and reissue in part. Please disclose the royalty term for the agreement with the Anthony Nolan Cord Blood Bank. Unit Offering, page 64

9. We note your disclosure that you filed the registration statement that this prospectus forms a part of to register the shares of common stock issued in the unit offering. Please revise this section accordingly since you are no longer pursuing a secondary offering.
Management, page 66

10. We note your disclosure that Mr. Moss has significant experience operating public companies. Please revise his business experience to provide examples of such experience.
Employment Agreements, page 71

11. We note your disclosure that you have an employment agreement with Mr. Lowdell for him to serve as your Chief Scientific Officer. We also note that
Exhibit 10.11 indicates
         that the agreement with Mr. Lowdell is a consultancy agreement and that Mr.
         Lowdell was asked to serve as your Chief Scientific Officer as well as the Chairman of your Scientific Advisory Board, which you indicated in response to our prior comment 17 that you do not have. Please tell us whether you amended the consultancy agreement to reflect that Mr. Lowdell will no longer serve as the Chairman of your Scientific Advisory
         Board, or alternatively revise the prospectus to provide the information requested in our prior comment 17. Please also revise the disclosure in this section to reflect that the agreement with Mr. Lowdell is a consultancy agreement.
Certain Relationships and Related Party Transactions, page 75

12. We note your response to our prior comment 20. You have provided your disclosure in this section based on the language in Item 404(a) of Regulation S-K.
Item 404(d) of
         Regulation S-K states that a registrant that qualifies as a smaller reporting company must provide the information required by paragraph (a) of Item 404 for the period specified there for a transaction in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company's total assets at year end for the last two completed fiscal years. Please revise this section accordingly.
 David Moss
INmune Bio Inc.
July 13, 2018
Page 4

        You may contact Vanessa Robertson at 202-551-3649 or Angela Connell at 202-551-
3426 if you have questions regarding comments on the financial statements and related matters.
Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.


FirstName LastNameDavid Moss
                                                           Division of
Corporation Finance
Comapany NameINmune Bio Inc.
                                                           Office of Healthcare
& Insurance
July 13, 2018 Page 4
cc:       David Manno, Esq.
FirstName LastName